1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA, DENVER,
SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG

26 October 2012	Writer’s Direct Contact
212.336.4451
RPutney@mofo.com

FILED VIA EDGAR

Karen L. Rossotto, Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Victory Portfolios - Dividend Growth Fund
File Nos. 33-8982 and 811-4852

Gentlemen and Ladies:

We expect that our client, The Victory Portfolios (the “Registrant”), will file with the Securities and Exchange Commission (the “Commission”) on or about 26 October 2012 Post-Effective Amendment No. 101 pursuant to Rule 485(b) under the Securities Act of 1933 (the “Securities Act”) and Post-Effective Amendment No. 102 under the Investment Company Act of 1940 (the “1940 Act”)(the “Amendment”).  The Amendment will incorporate the responses below to the comments transmitted by the Staff to us on 1 October 2012 and 17 October 2012 with respect to Post-Effective Amendment No. 100 under the Securities Act and Post-Effective Amendment No. 101 under the 1940 Act, filed with the Commission on 17 August 2012 and relating primarily to the new Dividend Growth Fund.  The Amendment, in the form which I reviewed, does not contain disclosure that would render it ineligible to become effective under Rule 485(b) under the Securities Act.

Registrant expects that the Amendment will go effective automatically on 1 November 2012 pursuant to Rule 485(b) under the Securities Act.  Please note that this particular effective date is of importance to the Registrant because it is the first day of the Registrant’s fiscal year, and three full years of audited financial results are a prerequisite for investment by certain prospective clients.  A one-day delay in the effectiveness of the Amendment could result in a 364-day delay in marketing the Fund to those clients, resulting in increased costs to both Fund shareholders and the adviser.

Below we identify in bold the Staff’s comment, and note in regular type our response.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Amendment.

1) Page 1 of EDGAR proof, Fee Table

a.     Disclose any CDSCs in the Fee Table, and footnote when they apply or terminate.  For Class C, note that the CDSC applies to shares redeemed with 12 months.  For Class A, add the CDSC to the fee table, and footnote as appropriate.

Footnote 2 has been added and states “The Class C contingent deferred sales charge applies only to shares sold within 12 months of purchase.”

The Registrant wishes to maintain the Fee Table CDSC disclosure for Class A shares as “None” with the following caveat.  Footnote 1 has been added with respect to Class A shares and states “A contingent deferred sales charge of 0.75% may be imposed on Class A shares with respect to purchases of $1,000,000 or more that are redeemed within 12 months of purchase.  For additional information, see ‘Choosing a Share Class’ beginning on page 14.”  The Registrant believes this is the appropriate presentation in light of the fact that transactions in Class A shares involving a CDSC rarely, if ever, occur.

Prior footnote 1 has been renumbered as footnote 4.

b.     Add a space above “Annual Fund Operating Expenses” to separate the tables.

The space has been added.

c.     Footnote that Other Expenses are based upon estimated amounts for the current fiscal year.

Footnote 3 has been added and states “Other Expenses are based upon estimated amounts for the current fiscal year and includes Acquired Fund Fees and Expenses that are expected to be less than 0.01%.”

d.     Indent the line below Other Expenses that begins “(Includes a shareholder servicing fee. . . .”

The line has been indented.

e.     Confirm in the cover letter for the subsequent filing that the fee waiver agreement is attached to the filing.

A copy of the Expense Limitation Agreement, as amended, and the related Schedule A, reflecting the terms of the waiver of the investment adviser’s fee and reimbursement of expenses with respect to Dividend

Growth Fund through 28 February 2018 are included as Exhibits (h)(5)(a), (h)(5)(b) and (h)(5)(c) of the current filing.

f.      Disclose if anyone can terminate the fee waiver and if so, under what circumstances.

The fee waiver is contractual and not subject to termination.  As a result, we do not believe that additional disclosure is warranted.

g.     If the Adviser can recoup fees waived or expenses reimbursed, disclose this.

A sentence has been added to footnote 4 that states “The Adviser is permitted to recoup advisory fees waived and expenses reimbursed for up to three years after the fiscal year in which the waiver or reimbursement took place, subject to any operating expense limit in effect at the time of recoupment or reimbursement.”

2) Page 2 - Expense Example.

a.     Delete the 5 and 10 year columns which are inapplicable to new funds.

The 5 and 10 year columns have been deleted.

b.     Move the line regarding “Class C shares (If you do not sell your shares at the end of the period.)” to its own table below the existing table.

A new sentence has been added which states “The following example makes the same assumptions as the example above, except that it assumes you do not sell your shares at the end of the period.”  A new table has been added, and the relevant information for Class C shares has been relocated to that table.

3) Page 3 — Principal Investment Strategies

a.     The second sentence notes a value strategy “priced at a discount to their intrinsic value.”  Add value investing as a Principal Risk.

The initial filing states “The Fund pursues its investment objective by investing primarily in common stocks of companies that currently pay dividends or are expected to begin paying dividends in the near future, with an emphasis on high quality growing businesses of companies that have increased their dividends over time.  The Fund will seek to invest in companies that not only are paying a growing dividend, but are also priced at a discount to their intrinsic value.”

The second sentence has been revised and currently states “The Fund seeks to invest in companies that are paying a growing dividend and that can be purchased at a valuation deemed reasonable by the Adviser.”

The portfolio manager states that he is not a value investor.  Rather, he invests in a style similar to an investor following a growth at a reasonable price strategy.  Therefore, we do not believe it is appropriate to add value investing risk disclosure.  Growth risk disclosure continues to be included in the prospectus.  The change made in the investment objective described above is intended to address this concern.

b.     The 80% requirement needs to include dividend paying equities.

c.     If convertible securities are included within the 80%, they must be immediately convertible into equity.

The initial filing states “The Fund, under normal circumstances, will invest at least 80% of its net assets in equity securities and securities convertible or exchangeable into common stock traded on U.S. exchanges and issued by established companies.  This includes foreign companies listed or traded on U.S. exchanges or ADRs of foreign companies.”

The first sentence above has been revised in the current filing to state: “The Fund, under normal circumstances, will invest at least 80% of its net assets in dividend paying equity securities and securities immediately convertible or exchangeable into common stock traded on U.S. exchanges and issued by established companies.”  (emphasis added)

4) Page 3 — Principal Risks.  Add risks for convertible securities, foreign securities and value investing.

a.     Convertible securities;

Convertible securities may be a principal risk of investing in the Fund, and additional risk disclosure has been added which states “An issuer’s credit quality is downgraded, an issuer defaults, or the rate of inflation increases.”

b.     Foreign securities; and

Additional risk disclosure has been added which states “Foreign securities lose market share or profits.  Foreign securities generally experience more volatility than their domestic counterparts.”

c.               Value investing.

No change has been made.  Please see the discussion in item 3(a) above.

5) Page 4 — Investment Performance.  Add disclosure regarding the website where performance data can be found in the future.

Disclosure has been added which states “Performance data for the Fund will be available online at VictoryFunds.com or by calling 800-539-FUND (800-539-3863).”

6) Page 7 — Investments in other Investment Companies.

a.               If this is a principal risk, add it to the summary section.

Investments in other investment companies may be a principal risk and disclosure has been added to the “Principal Risks” section which states: “An investment company in which the Fund invests does not achieve its investment objective.”

The following additional risk disclosure has been added to the prospectus under the heading “Risk Factors”:

“Investment Company Risk

•              Investment company risk is the risk that the Fund’s ability to achieve its investment objective may be directly related to the ability of any underlying investment companies held by the Fund to meet their investment objectives.  In addition, shareholders of the Fund will indirectly bear the fees and expenses of the underlying investment companies.”

b.               State whether the AFFE is expected to be one basis point or less.

The Acquired Fund Fees and Expenses (“AFFE”) is projected to be less than one basis point.  Consistent with the instructions to Form N-1A Item 3.3(f), the Registrant believes, and the Staff agreed, that in this circumstance, no additional disclosure is required.  Registrant has added footnote 3 of the fee table which states “Other Expenses are based upon estimated amounts for the current fiscal year and includes Acquired Fund Fees and Expenses that are expected to be less than 0.01%.”

7) The following item should be moved out of the “Risk Factors” section: Page 8 — The last sentence which states “By matching your investment objective with an acceptable level of risk, you can create your own customized investment plan.”

The EDGAR version of the prospectus does not adequately display the typeset presentation of the prospectus, in which this information appears as a sidebar separate and distinct from the body of the risk disclosure.  Consequently, the Registrant believes it should be acceptable to leave the language in its original location.  We have provided supplementally for your information a sample of the printed format of this disclosure from another fund’s prospectus.

8) The following language should be removed in its entirety from the prospectus: Page 9 — The sentences which state “It is important to keep in mind one basic principle of investing: the greater the risk, the greater the potential reward.  The reverse is also generally true: the lower the risk, the lower the potential reward.”

The language has been removed.

9) Page 9 — “Risk Factors” section. Add risks for value securities, foreign securities and convertibles.

a.               Value securities;

With regard to value securuities, no change has been made.  Please see the discussion in item 3(a) above.

b.               Foreign securities; and

The following disclosure has been added:

“ADRs, GDRs and U.S.-traded foreign investments risks

•                  Political and economic risks, along with other factors, could adversely affect the value of the Fund’s investments in foreign securities traded in the U.S., ADRs and GDRs.

•                  Foreign securities risk. Investing in foreign securities traded in the U.S., ADRs and GDRs involves certain special risks. For example, compared to U.S. companies, there generally is less publicly available information about foreign companies and there may be less governmental regulation and supervision of foreign companies.  Investments in foreign countries could be affected by factors not present in the U.S., including expropriation, confiscation of property, and difficulties in enforcing contracts.

These factors can make foreign investments, especially those in developing countries, more volatile than U.S. investments.

Certain of these risks may also apply to some extent to U.S. investments that are denominated in foreign currencies and investments in U.S. companies that have significant foreign operations.”

c.               Convertible securities.

The following disclosure has been added:

“Convertible securities risk

Convertible debt risk is the risk that values of convertible debt in which the Fund may invest may be affected by market interest rates, reduction in credit quality or ratings, issuer default on interest and principal payments, and declines in the value of the underlying common stock.  Additionally, an issuer may retain the right to buy back its convertible securities at a time and price unfavorable to the Fund.”

The following disclosure has been added to the prospectus under the heading “Investments”:

“Convertible or Exchangeable Corporate Debt Obligations

Debt instruments that may be exchanged or converted to other securities.

Convertible Preferred Stock

A class of stock that pays dividends at a specified rate and that has preference over common stock in the payment of dividends and the liquidation of assets, and is convertible into common stock.”

In addition, the following investment and risk disclosure has been added with respect to convertible securities on page 6 of the Statement of Additional Information:

“Dividend Growth Fund may invest in securities convertible into common stock, such as convertible bonds, convertible notes, and convertible preferred stocks.  In making investment decisions involving convertible securities, the Adviser considers the attractiveness of the underlying common stock, the financial condition of the issuer, the effect on portfolio diversification, equity sensitivity or delta, current income or yield, upside/downside analysis (how the Adviser expects the convertible security to perform over a given time period given a change in the underlying common stock), convertible valuation (convertible price relative to its theoretical value), and the liquidity of the security.”

The Statement of Additional Information continues to include disclosure regarding risks of investing in convertible debt obligations, synthetic convertibles and convertible preferred stock, and the latter two sections have been revised to specifically reference Dividend Growth Fund.  In addition, the section regarding high yield debt securities has been revised to add a limitation which states “. . .Dividend Growth Fund may invest up to 5% of its net assets in such high yield securities.”

10)                    Page 11 — Investment Adviser.

a.               Change “second-tier” to “wholly owned.”

“Second-tier” has been changed to “wholly owned.”

b.               Add disclosure stating that the factors considered by the Board in approving the advisory agreement will be available in an upcoming annual or semi-annual report to shareholders, as applicable.  (See Item 10(a)(1)(iii).)

Disclosure has been added that states: “A discussion of the factors considered by the Board in approving the advisory agreement will be available in an upcoming semi-annual report to shareholders for the period ending April 30.”

11)                    SAI page 2 — Fundamental Investment Policies.  For Lending, Borrowing and Senior Securities which reference “except as permitted under the 1940 Act,” explain here or nearby what the 1940 Act permits.

Disclosure has been added to the Statement of Additional Information that states the following:

Lending — “Generally, the 1940 Act prohibits loans if a fund’s investment policies do not permit loans, and if the loans are made, directly or indirectly, to persons deemed to control or to be under common control with the registered investment company.”

Borrowing — “A fund’s ability to borrow money is limited by its investment policies and limitations, by the 1940 Act, and by applicable exemptions, no action letters, interpretations, and other pronouncements issued from time to time by regulatory authorities, including the SEC and its staff.  Under the 1940 Act, a fund is required to maintain continuous asset coverage (that is, total assets including the proceeds of borrowings, less liabilities excluding borrowings) of not less than 300 percent of the amount borrowed, with an exception for borrowings not in excess of 5 percent of the fund’s total assets made for temporary purposes.  Any borrowings for temporary purposes in excess of 5 percent are subject to the minimum 300 percent asset coverage requirement.  If the value of the assets set aside to meet the 300 percent asset coverage were to decline below 300 percent due to market fluctuations or other causes, a fund may be required to sell some of its portfolio holdings within three days (excluding Sundays and holidays) to reduce the debt and comply with the 300 percent minimum asset coverage requirement, even in circumstances where it is considered disadvantageous from an investment perspective to sell securities at that time or at the prices then available.”

Senior Securities — “The SEC takes the position that transactions that have the effect of increasing the leverage of the capital structure of a fund are the economic equivalent of borrowing, and they can be viewed as a type of borrowing known as a “senior security” for purposes of the 1940 Act.  Examples of such transactions and trading practices include reverse repurchase agreements; mortgage-dollar-roll transactions; selling securities short (other than selling short “against the box”); buying and selling certain derivatives contracts, such as futures contracts; writing or selling put and call options; engaging in sale-buybacks; firm commitment and standby commitment agreements; when-issued, delayed delivery and forward commitment transactions; and other similar transactions.  A transaction will not be considered to constitute the issuance by a fund of a “senior security,” as that term is defined in Section 18(g) of the 1940 Act, and therefore such transaction will not be subject to the 300 percent minimum asset coverage requirement otherwise applicable to borrowings by a fund, if the fund maintains an offsetting financial position by segregating liquid assets (as determined by the adviser under the general oversight of the fund board) at least equal to the value of the fund’s potential economic exposure as measured daily on a mark-to-market basis; or otherwise “covers” the transaction in accordance with applicable SEC guidance (collectively defined as “covers” the transaction).  In order to comply with the applicable regulatory requirements regarding cover, a fund may be required to buy or sell securities at a disadvantageous time or when the prices then available are deemed disadvantageous.  In addition, segregated assets may not be readily available to satisfy redemption requests or for other purposes.”

12)                    SAI Page 71 — Expand disclosure regarding material conflicts of interest that portfolio managers face.  (See Item 20(a)(4).)

The disclosure has been revised and the current version states:

“The Adviser’s portfolio managers are often responsible for managing one or more Funds as well as other accounts, such as separate accounts, and other pooled investment vehicles, such as collective trust funds or unregistered hedge funds.  A portfolio manager may manage other accounts which have materially higher fee arrangements than a Fund and may also have a performance-based fee.  The side-by-side management of the Funds along with other accounts may raise potential conflicts of interest relating to the allocation of investment opportunities and the aggregation and allocation of trades.  In addition, certain trading practices, such as cross-trading between Funds or between a Fund and another account, raise conflict of interest issues.  The Funds and the Adviser have policies and procedures in place, including the Adviser’s internal review process and oversight by the Board of Trustees, that are intended to mitigate those conflicts.”

          *          *          *

We appreciate your time and attention to this Amendment.  Should you have any additional questions concerning the filing, please ring up Jay G. Baris at (212) 468-8053 or me at (212) 336-4451.

Very truly yours,

/s/ Robert E. Putney, III

Robert E. Putney, III

cc:           Michael D. Policarpo, II, Victory Capital Management Inc.

Christopher K. Dyer, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Jay G. Baris

Isabelle Sajous